Exhibit 1.1

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

Highlights:
•	Operating revenue of RMB40.58 billion, up by 38.0%	•	Pro-forma combined operating revenue of RMB50.24 billion, up by 41.3%
•	Number of cellular subscribers increased to 43.114 million, up by 59.5%	•	Pro-forma combined EBITDA of RMB23.09 billion, up by 38.7%
•	EBITDA of RMB18.58 billion, up by 37.4%	•	Pro-forma combined net profits of RMB4.99 billion, up by 10.5%
•	Net profit of RMB4.57 billion, up by 2.5%

CHAIRMAN’S STATEMENT

In 2002, the economy of Mainland China continued to experience rapid growth, while competition in the telecommunications industry intensified and market demand further diversified. Faced with intensifying market competition and other challenges, and in accordance with the development strategies of China Unicom Limited (“the Company”), the Company placed emphasis on transitioning its growth model from that of scale-oriented development to a model of development based on both scale and profitability. As a result, the Company reached its CDMA subscriber growth targets, achieved the coordinated and rapid development of its GSM cellular business, and continued the rapid growth of its international and domestic long distance, data and Internet businesses. The Company further enhanced its competitiveness through the acquisition of GSM cellular assets and businesses and CDMA businesses in nine additional provinces, municipality and autonomous regions from China United Telecommunications Corporation (“Unicom Group”). During the past year, the Company took solid strides toward its goal of becoming a world-class telecommunications operator, and became a key competitor in China’s telecommunications market.

The Company is pleased with its operating results in 2002. Total operating revenue for the year was RMB 40.58 billion, representing an increase of 38.0% from 2001, of which service revenue constituted RMB38.33 billion, representing a 36.1% increase from 2001. Of the total operating revenue, revenue from the cellular business reached RMB31.76 billion, up 48.9% from that in 2001, and its share of the total operating revenue increased from 72.5% in 2001 to 78.3% in 2002. Of the total cellular revenue, revenue from the GSM business was RMB28.11 billion (representing 69.3% of total operating revenue), an increase of 31.8% from 2001; and revenue from the CDMA business was RMB3.65 billion (representing 9.0% of total operating revenue). Revenue from the long distance, data and Internet businesses was RMB5.58 billion, an increase of 68.6% from 2001, and their combined share of the total operating revenue increased from 11.3% in 2001 to 13.7% in 2002. Revenue from the paging business was RMB3.24 billion, which fell by 31.9% from 2001, and its share of the total operating revenue decreased from 16.2% in 2001 to 8.0% in 2002. Operating profit in 2002 was RMB7.32 billion, an increase of 39.1% from 2001, and operating profit margin was 18.0%. Operating profit from the cellular business was RMB6.65 billion, representing an operating profit margin of 20.9%. Operating profit from the long distance, data and Internet businesses was RMB1.40 billion, representing an operating profit margin of 20.6%. In 2002, EBITDA rose 37.4% to RMB18.58 billion and the EBITDA margin was 45.8%. EBITDA margin for the GSM business was 56.8%. Net profit rose 2.5% to RMB4.57 billion in 2002. Earnings per share rose 2.5% from RMB0.355 in 2001 to RMB0.364 in 2002.

During 2002, the Company continued to optimize its GSM network in order to enhance the quality of communications on the network. The Company also expanded the capacity of its CDMA network, extended its coverage to additional cities and regions, and indoor areas and improved network quality. The Company was able to introduce more value-added and new services based on the GSM and CDMA networks. The Company also significantly improved the quality of its integrated customer service through the integration and expansion of the backup service system and the implementation of its “Customer Satisfaction, Service Excellence” campaign, which strengthened the training and service level among the Company’s customer service representatives and improved the customer satisfaction rate. As of 31 December 2002, the Company had a total of 43.114 million cellular subscribers, an increase of 59.5%, or 16.081 million from the end of 2001. Of the total cellular subscribers, GSM cellular subscribers reached 38.623 million, an increase of 42.9%, or 11.590 million from the end of 2001, and CDMA cellular subscribers reached 4.491 million. The Company’s share of the cellular subscriber market in its service areas increased from 28.5% in 2001 to 32.6% in 2002, and its share of the new subscriber additions market reached 43.6% in 2002. Total usage volume in the GSM cellular business reached 61.85 billion minutes in 2002, representing a year-on-year growth rate of 61.4%. Total usage volume in the CDMA cellular business reached 5.90 billion minutes. The Company has achieved preliminary success from coordinating the development strategies of the CDMA network (“focus on mid- to high-end customers, while also serving the mass market”) and the GSM network (“focus on the mass market, while actively targeting the mid- to high-end customers”).

The Company’s long distance, data and Internet networks have generally reached nationwide coverage within Mainland China, and their transmission capabilities were further enhanced during 2002. Outgoing PSTN and IP long-distance telephony calls reached 13.25 billion minutes in 2002, up 106.7% from 2001, representing an increase in market share from 7.7% in 2001 to 11.6% in 2002. Incoming international long distance calls reached 1.47 billion minutes, up 19.5% from 2001.

The Company took various measures to transform its paging business, including through the development of new businesses such as the “Cellular-paging bundled service”, which integrates paging and cellular services, and the “Unicom Assistant” service, which attracted 7.94 million customers. However, the accelerating pace of cellular substitution resulted in a decrease in the paging subscriber base of the Company, from 32.907 million subscribers at the end of 2001 to 17.682 million as of 31 December 2002. Nevertheless, the Company maintained its dominant position in the paging market.

The Company’s fiber optic transmission network further expanded in scale and coverage, reaching 330 cities and regions in Mainland China. As of 31 December 2002, the Company’s network had reached a total length of 486,000 km, representing an increase of 45.9% from 2001. Of the entire network, the fiber optic backbone transmission network reached a total length of 110,000 km, up 41.0% from 2001. Apart from ensuring network capacity for its various growing businesses, the Company has also begun to lease its nationwide fiber optic transmission network to other operators and sectors of the community.

With the aim of becoming a world-class telecommunications operator, the Company has continued to improve its corporate governance system and strengthen its management. The independent non-executive directors and the two special committees under the Board of Directors have functioned effectively. The Company has further enhanced its various internal controls and has put in place relevant procedures and standards. The internal audit system, previously operated through various internal audit departments in the Company’s branches, came under centralized supervision by the Company at its headquarters in order to further accommodate the needs of the internal controls system. The Company also enhanced its operating results appraisal system and the incentive and control mechanisms for its senior management, placing more emphasis on performance evaluation. Increased recruitment efforts in the PRC and overseas, aimed at senior executives and technical personnel, resulted in increases in the Company’s talents and enhanced competitiveness of its work force. The Company also improved the exchange and rotation of mid- to senior-level managers and increased overseas training opportunities for senior managers and specialists/technical personnel. One hundred and forty senior executives, with the rank of deputy general manager or above, from the Company’s provincial branches, received training in Hong Kong, while 240 mid- to senior-level sales and marketing executives were sent to the U.S. to receive training from U.S. telecommunications operators. These training activities further expanded the executives’ vision and expertise.

In 2002, the Company actively pursued various forms of international cooperation. The Company successfully hosted the “Summit of International CDMA Operators,” which increased China Unicom’s influence in the global CDMA cellular communications industry. The Company also conducted exchanges and cooperated with various international telecommunications operators, including exchanges and staff training with Sprint in the U.S. Unicom Group, the Company’s controlling Shareholder, has also established joint ventures with Qualcomm of the U.S. and SK Telecom of South Korea, and has entered into cooperative arrangements with Microsoft and other companies. These efforts help enhance the development of new businesses and value-added services, and raise the technical and managerial expertise of the Company. Through international cooperation, the Company also increased its competitiveness.

The cellular businesses of the additional nine provinces, municipality and autonomous regions acquired by the Company performed well in 2002. As of 31 December 2002, annual operating revenue from these businesses totaled RMB 11.70 billion, representing an increase of 69.3% from the previous year. Net profit rose 92.7% to RMB 620 million in 2002. Cellular subscribers in these additional provinces, municipality and autonomous regions totaled 16.596 million, 14.843 million of whom were GSM subscribers (up by 55.2% or 5.280 million in 2002 from 9.563 million at the end of 2001) and 1.753 million of whom were CDMA subscribers. The market share in terms of cellular subscribers in these additional provinces, municipality and autonomous regions increased from 29.7% in 2001 to 34.4% in 2002, and the market share in terms of newly added subscribers reached 44.0% in 2002.

As of 31 December 2002, on a combined basis, the Company’s GSM subscribers in 21 provinces, municipalities and autonomous regions totaled 53.465 million, an increase of 16.869 million, or 46.1%, from the pro forma combined 36.596 million at the end of 2001, and its CDMA subscribers totaled 6.245 million. The Company’s share of the cellular subscriber market in these areas was 33.1% in 2002, and its share of newly added subscribers was 43.7%. The pro forma combined net profit was RMB 4.99 billion.

The Company was ranked as the second best company in Mainland China by the international financial magazine “Euromoney” in 2002 as a result of the Company’s performance during the year.

Since the incorporation of the Company three years ago, the various major businesses of the Company have achieved high growth and generated sound operating results. The Board of Directors hereby recommends a final dividend in the amount of RMB 0.10 per share for 2002.

In 2003, although global economic recovery is uncertain, it is expected that the Chinese economy will continue to maintain its strong growth and the demand in the Chinese telecommunications market will continue to grow, thus providing greater opportunities for the Company. However, as the Chinese telecommunications market opens further, competition will become more intense, which will bring additional challenges to the development of the Company’s businesses. During 2003, the Company will seek to create a favorable external environment and will adhere to its existing strategies - “Establishing New Mechanisms, Constructing Advanced Networks, Adopting Advanced Technologies, Striving for High Growth, and Developing Integrated Businesses” - in an effort to accelerate the coordinated development of the Company’s various businesses. The Company aims to achieve breakthroughs in the eastern provinces of the PRC by nurturing certain provincial, city and regional branches to achieve high revenue growth and high profitability. The Company will also seek to increase its market share of total operating revenue and profit of the industry, and maintain growth in revenue and profit.

The Company will maintain its strategy of coordinated development of the GSM and CDMA cellular businesses in 2003 so that the two businesses will supplement and complement each other in the areas of market position, resource allocation and marketing, and will jointly grow in terms of subscriber base, revenue and profit. The Company will aim to generate a profit from the CDMA business by: upgrading the network to CDMA 1X technology, optimizing network quality, improving network coverage, promoting various services along the product value chain, broadening the scope of cooperation with service and content providers, focusing on the introduction of value-added services based on the CDMA 1X platform under the “U-Max” brand, capturing market share through the advantages of CDMA services in technology, products and value-added services, and turning value-added services into new sources of revenue growth for the Company. The Company will also aim to maintain steady growth in revenue and profit from the GSM business by: adhering to the principle of “seeking enhancement, optimization, further potential and efficiency,” making appropriate investments to improve the network, optimizing the network, fully developing the potential of the network, increasing network quality and accelerating the development of new businesses.

The Company will seek to fully leverage the advantage of having a uniform network platform to develop integrated services. Through the integration of PSTN long distance telephony, IP telephony, video telephony, CDMA 1X and the Internet, the Company will seek to increase revenue and market share for the long distance, data, Internet and e-commerce businesses. By accelerating the development of the long distance and data businesses and by making further innovations for the Internet business, the Company will aim to establish an e-commerce platform based on advanced technologies and comprehensive service capabilities. These measures will allow the Company to increase investment returns from the fixed-line business.

The Company will actively pursue different measures, including through the further development of integrated services such as the “Cellular-paging bundled service”, which integrates the paging and cellular services of the Company, and the “Unicom Assistant” service, to provide value-added services other than voice-based services to its existing cellular subscribers. At the same time, the Company will develop new businesses such as the outsourcing of paging centers in an effort to transition the paging business. The Company will also tighten its control of capital expenditure in the paging business and endeavor to stabilize paging revenues in order to reduce the loss from the paging business.

The Company will continue to bolster its marketing efforts and customer service. New marketing models will be created to adapt to the requirements of the ever-changing marketplace. The Company will also comply with the tariff policies promulgated by the PRC government and avoid price wars by competing on the basis of network quality and services and the advantages of its integrated businesses.

The Company will further enhance its corporate governance. Pursuant to new requirements of the relevant regulatory authorities, the responsibilities of special board committees mostly comprised of independent non-executive directors will be expanded, the internal controls and risk management systems of the Company will be enhanced, and the information disclosure controls and procedures, code of ethics for senior management and other guidelines and rules will be finalized and implemented. The Company will also further improve communications with its investors. In addition, the Company will strengthen its management system, strengthen the audit and supervision of its operations and strictly control operating expenses. The Company will also further enhance business practices and management structure and expedite the establishment of a corporate information system, in an effort to continually improve operational efficiency and management.

The Company will fully explore opportunities in the international and domestic markets to broaden financing channels, improve its access to the capital market and reduce financing costs. The Company will place more focus on international cooperation.

When appropriate, the Company will acquire the GSM cellular assets and cellular businesses of the ten unlisted provincial branches from Unicom Group, in order to establish a nationwide cellular network and further enhance its competitiveness.

I have full confidence in the future prospects of the Company. The management and all employees of the Company will embrace the challenges facing the Company and strive to achieve better operational results and greater value for shareholders.

On behalf of the Board of Directors, I would like to express my gratitude to our shareholders and to the community for their interest and support in the Company. I would also like to thank the management and all employees of the Company for their dedication and hard work.

Yang Xian Zu

Chairman & Chief Executive Officer

Hong Kong, 1 April 2003

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2002 extracted from the audited financial statements of the Group as set out in the Company’s 2002 annual report.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2002

	Note	2002	2001
		RMB’000	RMB’000

Operating Revenue (Turnover):
GSM Business	2 7 8	27,387,925	20,505,058
CDMA Business	2 7 8	3,225,347	—
Data and Internet Business	2 7 8	2,793,039	1,820,211
Long Distance Business	2 7 8	2,765,723	1,488,733
Paging Business	2 7 8	2,161,188	4,341,824

Total service revenue		38,333,222	28,155,826
Sales of telecommunications products	2	2,243,303	1,237,060

Total Operating revenue	2 7	40,576,525	29,392,886

Operating expenses:
Leased lines and network capacities	7	(1,583,255)	(853,306)
Interconnection charges	7	(3,229,640)	(2,072,584)
Depreciation and amortisation		(11,255,724)	(8,262,296)
Personnel		(3,335,218)	(2,487,218)
Selling and marketing	7	(5,980,948)	(3,612,890)
General, administrative and other expenses	7	(5,631,850)	(5,498,997)
Cost of telecommunications products sold	7	(2,236,206)	(1,342,244)

Total operating expenses		(33,252,841)	(24,129,535)

Operating profit		7,323,684	5,263,351
Interest income		470,282	2,096,972
Finance costs		(1,474,441)	(1,917,566)
Other (expense) income, net		(16,359)	19,831

Profit before taxation		6,303,166	5,462,588
Taxation	3	(1,752,346)	(1,041,137)

Profit after taxation		4,550,820	4,421,451
Minority interests		15,252	35,310

Profit attributable to shareholders		4,566,072	4,456,761

Basic earnings per share (RMB)	4	0.364	0.355

Diluted earnings per share (RMB)	4	0.364	0.355

CONSOLIDATED BALANCE SHEET

As of 31 December 2002

	Note	2002	2001
		RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net		107,486,629	75,748,435
Goodwill		2,366,219	43,287
Other assets		7,018,223	1,015,438
Deferred tax assets		826,568	1,012,216
Investment securities		105,648	123,500
Investment in associated companies		3,814	4,146

Total non-current assets		117,807,101	77,947,022

Current assets:
Current portion of deferred tax assets		502,918	569,192
Amounts due from related parties		1,137,847	1,430,818
Amounts due from domestic carriers		211,462	199,460
Prepayments and other current assets		2,573,764	969,561
Inventories		3,299,903	751,991
Accounts receivable, net		4,327,268	2,498,063
Trading securities		173,939	203,832
Short-term bank deposits		4,825,205	24,921,943
Cash and cash equivalents		14,433,498	18,413,010

Total current assets		31,415,804	49,957,870

Current liabilities:
Dividend payable		8,448	29,847
Payables and accrued liabilities		19,811,961	15,329,436
Amounts due to Unicom Group		562,633	947,934
Amounts due to related parties		409,663	135,724
Amounts due to domestic carriers		1,123,580	742,366
Current portion of obligations under finance leases		16,793	8,151
Current portion of long-term bank loans		5,459,505	843,603
Taxes payable		1,106,006	1,025,269
Advances from customers		6,240,225	2,765,541
Short-term loans from Unicom Group		724,127	—
Short-term bank loans		9,146,500	7,089,000

Total current liabilities		44,609,441	28,916,871

Net current (liabilities) assets		(13,193,637)	21,040,999

Total assets less current liabilities		104,613,464	98,988,021

Financed by:
Share capital		1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves		1,259,535	826,286
Retained profits
Proposed final dividend	5	1,255,300	—
Others		9,918,902	7,041,379

Shareholder’s equity		66,247,235	61,681,163

Minority interests		566,257	829,405

Non-current liabilities:
Long-term bank loans		37,686,162	36,336,768
Obligations under finance leases		101,302	100,757
Other long-term liabilities		12,508	39,928

Total long-term liabilities		37,799,972	36,477,453

		104,613,464	98,988,021

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002

	Note	2002	2001
		RMB’000	RMB’000

Net cash inflow from operations	(a)	15,675,105	13,249,360
Interest received		599,506	2,605,507
Interest paid		(1,868,208)	(2,576,822)
Dividends received		24,978	22,864
Dividends paid to minority owners of subsidiaries		(31,902)	(29,377)
PRC income tax paid		(1,345,201)	(2,193,657)

Net cash inflow from operating activities		13,054,278	11,077,875

Investing activities
Purchase of property, plant and equipment		(21,152,102)	(28,547,009)
Sale of property, plant and equipment		24,552	131,692
Purchase of minority interests		(257,337)	(18,537)
Decrease (increase) in short-term bank deposits		20,096,738	(17,083,008)
Purchase of Unicom New Century, net of cash acquired	(c)	(3,692,687)	—
Purchase of trading securities		(14,557)	—
Sale of trading securities		18,865	144,976
Purchase of investment in associated companies		(2,105)	—
Sale of investment securities		4,241	—
Purchase of investment securities		—	(21,426)
Sale of investment securities		35,300	5,139
Payment for other assets		(226,947)	(736,844)

Net cash outflow from investing activities		(5,166,039)	(46,125,017)

Financing activities
(Decrease) increase in amounts due to Unicom Group		(1,393,434)	126,137
Proceeds from short-term bank loans		9,623,438	11,214,388
Proceeds from long-term bank loans		7,757,005	10,029,022
Repayment of short-term bank loans		(7,928,938)	(11,859,205)
Repayment of long-term bank loans		(19,925,822)	(766,875)

Net cash (outflow) inflow from financing activities		(11,867,751)	8,743,467

Net decrease in cash and cash equivalents		(3,979,512)	(26,303,675)
Cash and cash equivalents, beginning of year		18,413,010	44,716,685

Cash and cash equivalents, end of year		14,433,498	18,413,010

Analysis of the balances of cash and cash equivalents:
Cash balance		5,942	21,991
Bank balance		14,427,556	18,391,019

		14,433,498	18,413,010

(a)                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	2002	2001
	RMB’000	RMB’000

Pofit before taxation	6,303,166	5,462,588
Adjustments for:
Depreciation and amortisation	11,255,724	8,262,296
Amortisation of deferred customer acquisition costs	1,261,646	—
Interest income	(470,282)	(2,096,972)
Interest expense	1,456,736	1,907,148
Loss on disposal of property, plant and equipment	82,467	54,475
Impairment of property, plant and equipment and goodwill	38,797	632,511
Provision for doubtful debts	971,989	540,954
Share of (profits) losses from associated companies	(553)	24,773
Dividends from investment securities	(24,978)	(22,864)
Realised gains on trading securities	(1,876)	(31,979)
Unrealised losses on trading securities	27,461	56,576
Realised gains on investment securities	(18,098)	(944)
Reversal of impairment in value of associated companies	—	(3,219)
Realised losses in associated companies	(1,251)	—
Additional provision (reversal) of impairment in value of investment securities	650	(12,490)

Operating profit before working capital changes	20,881,598	14,772,853
Increase in accounts receivable	(2,085,863)	(1,493,966)
Increase in inventories	(1,276,602)	(72,302)
Increase in other assets	(5,478,259)	—
(Increase)/decrease in prepayments and other current assets	(1,019,032)	187,565
Decrease in amounts due from domestic carriers	8,599	176,786
Decrease/(increase) in amounts due from related parties	280,216	(891,497)
Increase in payables and accrued liabilities	1,488,449	872,084
Increase in advances from customers	1,978,456	149,865
Increase/(decrease) in amounts due to domestic carriers	221,196	(534,599)
Increase in amounts due to related parties	676,347	82,571

Net cash inflow from operations	15,675,105	13,249,360

(b)                 Significant non-cash transactions:

Payables to equipment suppliers for construction-in-progress during the year ended 31 December 2002 decreased by approximately RMB2,201 million (2001: increased by approximately RMB2,706 million).

(c)                  Purchase of Unicom New Century:

RMB’000

Net assets acquired:
Property, plant and equipment, net	23,330,775
Other assets	1,799,357
Deferred tax assets	56,368
Current portion of deferred tax assets	251,255
Amounts due from related parties	809,526
Amounts due from domestic carriers	20,601
Prepayments and other current assets	714,396
Inventories	1,201,310
Accounts receivable, net	715,331
Cash and cash equivalents	1,107,313
Payables and accrued liabilities	(4,940,983)
Amounts due to Unicom Group	(778,109)
Amounts due to related parties	(649,896)
Amounts due to domestic carriers	(160,018)
Current portion of long-term bank loans	(2,668,782)
Long-term bank loans	(15,465,331)
Taxes payable	(215,734)
Advances from customers	(1,496,228)
Short-term loans from Unicom Group	(724,127)
Short-term bank loans	(363,000)

2,544,024
Goodwill	2,365,197
Less: Direct costs of acquisition	(109,221)

Consideration paid	4,800,000

Analysis of the net outflow in respect of the purchase of Unicom New Century:
Cash consideration	4,800,000
Bank balances and cash in hand acquired	(1,107,313)

Net cash outflow in respect of the purchase of Unicom New Century	3,692,687

Notes (Amounts expressed in thousands RMB unless otherwise stated):

1.                     Basis of Presentation

China Unicom Limited was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company is to engage in investment holding, and the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC.

In 2002, the Company acquired the entire equity interests of Unicom New Century Tecomminications Corporation Limited (“Unicom New Century”) which is to engage in the provision of GSM and CDMA cellular telecommunications services in 8 provinces and autonomous regions and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shannxi and Chongqing.

The acquisition of Unicom New Century (the “Acquisition”) became effective on 31 December 2002 when the Company gained the ownership and control over Unicom New Century, after obtaining the necessary government approvals for the Acquisition and making payment of the purchase consideration on that date. The Company has adopted the purchase method of accounting to account for the acquisition. The net identifiable assets and liabilities acquired are recorded based on their respective fair values as of 31 December 2002 estimated by the Company to be approximately RMB2,544 million.

The results of the subsidiary acquired are included in the consolidated income statement from the date of the Acquisition. Since the effective date of the Acquisition was 31 December 2002, the consolidated financial statements did not include the operating results of Unicom New Century, but included the financial position of Unicom New Century as of 31 December 2002.

2.                     Operating Revenue

Operating revenue primarily comprises of usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry and the provincial regulatory authorities. Operating revenue is net of business tax and government surcharges.

3.                     Taxation

Provision for taxation represents:

	Year ended 31 December
	2002	2001
	RMB’000	RMB’000

PRC enterprise income tax	1,192,801	1,608,825
Deferred taxation	559,545	(567,688)
	1,752,346	1,041,137

There is no Hong Kong profits tax liabilities as the Group does not have any assessable income sourced from Hong Kong for the years ended 31 December 2001 and 2002.

4.                     Basic and diluted earnings per share

Basic earnings per share for the years ended 31 December 2002 and 2001 were computed by dividing the profit attributable to shareholders of approximately RMB4,566,072,000 and RMB4,456,761,000 respectively, by the weighted average number of 12,552,996,070 ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2002 and 2001 was computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. There was no dilution of earnings per share for both years after taking into account the dilutive effect of the share options.

5.                     Proposed final dividend

The Board of Directors proposed the payment of a final divided of RMB0.1 per ordinary share to the shareholders for the year ended 31 December 2002 totalling RMB1,255,299,607. This proposed dividend is not reflected as a dividend payable in the financial statements as of 31 December 2002, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

6.                     Contingent liability

For the year ended 31 December 2002, Unicom Guomai provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited (formally known as “Shanghai Provincial Post and Telecommunications Administrations”) amounted to approximately US$23.48 million. All these bank loans were not yet due as of 31 December 2002.

7.                     Related party transactions

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as of 31 December 2002:

Name of related parties	Nature of relationship
China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company

China Unicom NewSpace Co., Ltd (“Unicom NewSpace”, originally  known as China United  Telecommunications Satellite  Communication Company Limited or  Unisat, which changed to its present  name on 10th July 2002)

A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
China Unicom International Limited (“Unicom International”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
China Unicom Corporation Limited (“China Unicom”)	A subsidiary of Unicom Group
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)	A subsidiary of the Company
Guoxin Paging Corporation Ltd. (“Guoxin”)	A subsidiary of China Unicom
Unicom Guomai Communications Corporation Limited (“Unicom Guomai”)	A subsidiary of China Unicom

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2002	2001
		RMB’000	RMB’000

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	1,678,637	875,305
Interconnection and roaming charges	(ii), (iii)	331,179	298,828
Rental charges for premises, equipment and facilities	(iv)	21,251	21,257
Rental income for premises and facilities	(iv)	3,434	—
Revenue for leasing of transmission line capacity	(v)	566,519	216,113
Commission revenue for sales agency services	(vi)	—	14,560
Sale of CDMA mobile handsets	(vii)	487,850	—
Charges for the international gateway services	(viii)	15,626	—
Leasing of satellite transmission capacity	(ix)	35,153	61,778
Purchase of telecom cards	(x)	877,221	1,255,533
CDMA network capacity lease rental	(xi)	891,897	—
Commission expenses for sales agency services incurred for telecom cards	(xii)	18,497	2,616
Rental charges for leasing of transmission line	(xiii)	—	16,882
Agency fee incurred for procurement of telecommunications equipment	(xiv)	13,992	124,451
Rental for the PRC corporate office	(xv)	7,598	10,131
Sales of telecommunications equipment	(xvi)	16,088	—

Note:

(i)                       Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group’s networks. Roaming revenues represent revenue for calls made using the Group’s networks by Unicom Group’s subscribers.

(ii)                    Interconnection charges are for calls made from the Group’s networks to Unicom Group’s networks. Roaming expenses represent expenses for calls made by the Group’s subscribers using Unicom Group’s networks.

(iii)                 Interconnection settlement between Unicom Group’s network and the Group’s network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

(iv)                China Unicom and Unicom Group signed service agreements to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v)                   Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi)                Guoxin acts as the sales agent of Unicom Group in the Sale of telecommunications products (such as SIM cards and prepaid cards) in 2001. In return, Guoxin receives agency commission from Unicom Group at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This agency services was terminated in April 2001.

(vii)               According to the sales of CDMA mobile phones agreement entered into between Unicom Group and Unicom Guomai on 10 May 2002, Unicom Group agreed to purchase CDMA mobile phone handsets from Unicom Guomai. The selling price is negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties.

(viii)            Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(ix)                  Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

(x)                     The Group purchased SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards at fixed prices from Unicom Xingye. Upon the establishment of China Unicom in 2000, China Unicom signed a service agreement with Unicom Group to purchase telecom cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xi)                  According to the CDMA Lease Agreement among China Unicom, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to China Unicom covering 9 provinces and 3 municipalities. The lease rental is calculated on a basis which would enable Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%.

(xii)                 Unicom International and Unicom International (HK) provided sales agency services such as selling of telecommunications cards, leased lines services and transfer of international calls. The commission expenses are charged based on contractual prices which approximated market rates.

(xiii)              In 2001, the Group leased transmission line capacity from Unicom International (HK) and Unicom International in accordance with the relevant provision of services agreement. Leased line expenses are charged based on market rates. There were no leased line rental charges in 2002 since this service was terminated in October 2001.

(xiv)             China Unicom signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to China Unicom. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(xv)              China Unicom signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to China Unicom at its PRC corporate office. Monthly rental is calculated on the basis of US$ 20 per square meter. This rental agreement was terminated in September 2002.

(xvi)           Based on a resolution passed by the shareholders of Unicom Guomai on 23 April 2002, Unicom Guomai agreed to sell telecommunications equipment to certain branches of Unicom Group. These contracts were obtained by Unicom Guomai through a public tender process and the contract prices were negotiated on an arm’s length basis.

(xvii)          Unicom Group is the registered proprietor of the “Unicom’’ trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and China Unicom, China Unicom and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at China Unicom’s option.

(xviii)       According to the Multiple Service Agreement signed between the Group and Unicom Paging Limited (“Unicom Paging, a subsidiary of Unicom Group”) dated 1 August 2001, the Group and Unicom Paging agree to share the right to use the other party’s logo and trademark in the paging business at no cost. In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities. For the years ended 31 December 2002 and 2001, the amount of common expenses involved was insignificant.

8.                      Segment information

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•          GSM Business - the provision of GSM telephone and related services;

•          CDMA Business - the provision of CDMA telephone and related services (the operation commenced in 2002);

•          Data and Internet Business - the provision of domestic and international data, Internet and other related services;

•          Long Distance Business - the provision of domestic and international long distance and other related services;

•          Paging Business - the provision of paging and related services.

The operating segments are managed separately because each operating segment represents a strategic business unit that provides different of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics.

The Group’s primary measure of segment results is based on segment profit (loss) before taxation.

Business segments

	2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating Revenue (Turnover):
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Connection fee	—	—	—	—	—	—		—
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775

Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303

Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Intersegment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—

Total operating revenues	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525

Operating expenses:
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	1,583,25
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortisation	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)

Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)

Operating profit (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance Costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Other (expenses) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)

Segment profit (loss) before taxation	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166

Taxation								(1,752,346)
Profit after taxation								4,550,820
Minority interests								15,252

Profit attributable to shareholders								4,566,072

	2001
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating Revenue (Turnover):
Usage fee	14,937,448	—	1,566,149	554,848	—	—		17,058,445
Monthly fee	3,660,473	—	—	—	4,141,232	—		7,801,705
Connection fee	204,986	—	—	—	1,595	—		206,581
Interconnection revenue	1,262,267	—	132,741	591,883	—	—		1,986,891
Leased lines rental	—	—	102,804	324,391	—	—		427,195
Other revenue	439,884	—	18,517	17,611	198,997	—		675,009

Total services revenue	20,505,058	—	1,820,211	1,488,733	4,341,824	—		28,155,826
Sales of telecommunications products	820,585	—	—	—	416,475	—		1,237,060

Total operating revenue from external customers	21,325,643	—	1,820,211	1,488,733	4,758,299	—		29,392,886
Intersegment revenue	651	—	303,357	866,572	66,734	—	(1,237,314)	—

Total operating revenues	21,326,294	—	2,123,568	2,355,305	4,825,033	—		29,392,886

Operating expenses:
Leased lines and network capacities	(533,455)	—	(415,280)	(15,252)	(307,348)	—	418,029	(853,306)
Interconnection charges	(2,195,396)	—	(475,703)	(158,642)	—	—	757,157	(2,072,584)
Depreciation and amortisation	(5,556,317)	—	(342,411)	(604,961)	(1,754,973)	(3,634)		(8,262,296)
Personnel	(1,106,962)	—	(250,493)	(159,619)	(937,198)	(32,946)		(2,487,218)
Selling and marketing	(2,486,867)	—	(551,839)	(157,015)	(478,478)	—	61,309	(3,612,890)
General, administrative and other expenses	(3,046,235)	—	(358,486)	(285,596)	(1,760,688)	(48,811)	819	(5,498,997)
Cost of telecommunications products sold	(788,218)	—	—	—	(554,026)	—		(1,342,244)

Total operating expenses	(15,713,450)	—	(2,394,212)	(1,381,085)	(5,792,711)	(85,391)		(24,129,535)

Operating profit (loss)	5,612,844	—	(270,644)	974,220	(967,678)	(85,391)		5,263,351
Interest income	31,544	—	2,099	979	23,493	2,038,857		2,096,972
Finance Costs	(1,560,826)	—	(72,883)	(243,288)	(40,569)	—		(1,917,566)
Other (expenses) income, net	(842)	—	(952)	(592)	(6,159)	28,376		19,831

Segment profit (loss) before taxation	4,082,720	—	(342,380)	731,319	(990,913)	1,981,842		5,462,588

Taxation								(1,041,137)
Profit after taxation								4,421,451
Minority interests								35,310

Profit attributable to shareholders								4,456,761

INFORMATION EXTRACTED FROM A SHARE ANNOUNCEMENT AND FINANCIAL STATEMENTS OF THE A SHARE COMPANY

(All amounts expressed in RMB)

1.                    Summary of financial information

The following sets out certain financial information extracted from the announcement of China United Telecommunications Corporation Limited (“A Share Company”) and the financial statements of the A Share Company for the year ended 31 December 2002, which is published in Mainland China on 1 April 2003. A Share Company is a joint stock company incorporated in the PRC on 31 December 2001, with its A Shares listed on the Shanghai Stock Exchange on 9 October 2002. Its business scope is limited to indirectly holding an equity controlling interest in the Company without any other business. Unless otherwise stated, all relevant information set out below is prepared under generally accepted accounting principles under the PRC. (PRC GAAP). A full copy of the 2002 annual report of the A Share Company is available on its website, www.chinaunicom-A.com

Summary of financial data

	For the year ended 31 December 2002	For the year ended 31 December 2001	Increase/Decreased (%)

Operating revenue	39,477,608,242	29,027,806,604	36.00
Operating profit	6,191,963,512	5,129,711,138	20.71
Net profit	1,947,852,967	1,670,519,902	16.60
Profit before non-operating activities	1,975,409,605	1,963,002,769	(0.63)

	As of 31 December 2002	As of 31 December 2001	Increase/Decreased (%)

Total Assets	149,949,102,922	127,953,155,099	17.19
Shareholders’ equity (excluding minority interests)	36,721,160,087	24,259,547,281	51.37
Cash inflows form operations	12,938,008,782	11,181,839,931	15.71

Summary of financial ratio

	For the year ended 31 December 2002	For the year ended 31 December 2001	Increase/Decreased (%)
Basic earnings per share	0.10	0.11	(9.09)
Diluted earnings per share	0.2	N/A	N/A
Return on net assets (%)	5.3	6.9	(23.19)
Return on net assets after non-operating profit (%)	5.4	8.1	(33.30)
Earnings per share based on cash inflows from operations	0.66	0.76	(13.16)

	As of December 2002	As of December 2001	Increase/Decreased (%)
Earnings per net assets	1.86	1.65	12.73
Adjusted earnings per net assets	1.41	1.47	(4.085)

2.                    Effect of net profit and net assets reconciliation from PRC GAAP to HK GAAP

A Share Company prepares the financial statements in accordance with PRC GAAP, which differ in certain aspects from the accounting principles generally accepted in Hong Kong (“HK GAAP”). The reconciliations of net profit and net assets of the A Share Company with those of China Unicom Limited are summarized below:

		Net Profit
		Year ended 31 December
	Note	2002	2001

A Share Company:
Net profit under PRC GAAP		1,947,852,967	1,670,519,902

Adjustment for:
– Expenses incurred by A Share Company		13,627,626	—
– Amortisation of long-term equity investment difference		(9,670,714)	—

Subtotal		1,951,809,879	1,670,519,902
Percentage of equity interest of China Unicom BVI Limited	a	55.86%*	51.00%

China Unicom BVI Limited:
– Net profit		3,494,400,089	3,275,529,218
– Expenses incurred by China Unicom BVI Limited		82,644	—

Percentage of equity interest of China Unicom Limited		77.47%	77.47%

China Unicom Limited:
Net profit under PRC GAAP		4,510,756,123	4,228,126,005

Increase (decrease) of net profit due to adjustments for HK GAAP:
– Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	(141,764,123)	(127,140,185)
– Recognition of loss from terminations of CCF Arrangements under HK GAAP	(2)	202,586,826	202,586,826
– Adjustment on depreciation relating to the non-recognition of the PRC revaluation of fixed assets	(3)	(17,743,245)	(17,743,245)
– Adjustment on depreciation relating to the revaluation of land and building as at 31 March 2000 under HK GAAP	(4)	(7,343,167)	(1,134,561)
– Adjustment on supplemental pension benefits of retired employees	(5)	—	22,019,812
– Amortisation of housing loss over the estimated service period of employees	(6)	(7,933,300)	(8,168,601)
– Recognition of provision for special monetary housing subsidies	(6)	(170,570,293)	(88,910,558)
– Adjustment on deferred taxation under HK GAAP	(7)	(60,502,851)	(120,916,046)
– Adjustment on additional interest capitalisation and the related depreciation	(8)	175,649,723	269,031,827
– Adjustment on amortisation of goodwill	(9)	7,342,259	17,117,862
– Adjustment on provision for impairment loss of intangible assets	(10)	—	41,498,928
– Capitalized cost of acquisition under HK GAAP	(11)	109,221,155	—
– Others		(33,626,907)	40,392,715

Subtotal		55,316,077	228,634,774

Net profit under HK GAAP		4,566,072,154	4,456,760,779

(a)                Representing weighted average percentage held by China Unicom BVI Limited during 2002.

		Net Assets as at
	Note	31 December 2002	31 December 2001
A Share Company

Net asset under PRC GAAP		36,721,160,087	24,259,547,281
Adjustments for:
– Capital injected by 4 minority shareholders		(4,000,000)	(4,000,000)
– Interest income from IPO subscriptions		(19,720,387)	—
– Dividends declared by China Unicom BVI		(718,048,293	—
– Expenses incurred by A Share Company		13,627,626	—
– Net value of consolidation difference of long-term equity investment		244,483,960	38,393,246
– Dividends declared by A Share Company		703,168,491	—

Sub-total		36,940,671,484	24,293,940,527
Percentage of equity interest of China Unicom BVI Limited		73.84%	51%

China Unicom BVI Limited:
Net asset under PRC GAAP		50,031,179,511	47,635,177,501
Expenses incurred by China Unicom BVI Limited		82,644	—

China Unicom BVI Limited:
Net asset under PRC GAAP		50,031,262,155	47,635,177,501
Percentage of equity interest of China Unicom Limited		77.47%	77.47%

China Unicom Limited net profit under PRC GAAP		64,581,491,616	61,488,547,182
Increase (decrease) of net profit due to adjustments for HK GAAP:
– Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	447,744,468	589,508,591
– Recognition of loss from terminations of CCF Arrangements under HK GAAP	(2)	(853,630,436)	(1,056,217,262)
– Non-recognition of the PRC revaluation of fixed assets	(3)	(33,489,924)	(33,489,924)
– Adjustment on depreciation relating to the non-recognition of the PRC revaluation of fixed assets	(3)	2,529,592	20,272,837
– Adjustment on the revaluation of land and building as at 31st March 2000 under HK GAAP	(4)	144,610,389	148,736,939
– Adjustment on supplemental pension benefits of retired employees	(5)	(28,265,520)	(28,265,520)
– Adjustment of housing turnover fund to retained earnings under PRC GAAP	(6)	174,160,015	174,160,015
– Amortisation of housing loss over the estimated service period of employees	(6)	(119,029,668)	(111,096,368)
– Adjustment on deferred taxation under HK GAAP	(7)	60,330,256	120,833,107
– Gain arising from the disposal of interests in subsidiary		29,046,084	29,046,084
– Adjustment on additional interest capitalisation and the related depreciation	(8)	444,681,550	269,031,827
– Adjustment on amortisation of goodwill	(9)	(24,270,474)	(31,612,733)
– Adjustment on provision for impairment loss of intangible assets	(10)	41,498,928	41,498,928
– Capitalized cost of acquisition under HK GAAP	(11)	109,221,155	—
– Dividend declared by China Unicom Limited	(12)	1,255,299,600	—
– Others		15,307,495	60,210,264

Subtotal		1,665,743,510	192,616,785

Net asset under HK GAAP		66,247,235,126	61,681,163,967

Major GAAP differences identified in the PRC GAAP financial statements of China Unicom Limited and HK GAAP are as follows:

(1)                Adjustment on depreciation arising from the change of estimated useful lives of fixed assets

Since 1 January 2000, pursuant to the relevant approvals, China Unicom Limited has restated depreciation period of fixed assets based on a realistic assessment of their estimated useful lives. For certain types of fixed assets, their estimated useful lives were revised from 4 - 6 years to 7 years. Such change of accounting estimates was effective from 1 January 2000 and has been applied prospectively in the financial statements prepared under PRC GAAP. Under HK GAAP, these fixed assets have already been depreciated over the estimated useful lives of 7 years.

(2)                  Loss from terminations of CCF Arrangements

Under PRC GAAP, according to the relevant approval from the Ministry of Finance, the loss arising from the terminations of CCF Arrangements has been capitalized as long-term deferred expenditures and is amortised using the straight-line method over a period of 7 years starting from 2000, the amortisation charge has been treated as financial expense in the income statement. Under HK GAAP, the loss on the termination of CCF Arrangements is recognised as a non-operating loss and charged to the income statement as incurred.

(3)                Non-recognition of PRC revaluation and adjustment on the related depreciation under PRC GAAP

Under China Unicom Limited restructuring, certain fixed assets of China Unicom Limited have been subject to revaluations, including the revaluations undertaken during the transfer of the Guoxin from China Telecom in 1998 and during the injection of the relevant telecommunication businesses into New Unicom upon its establishment in 1999. Such revaluations of fixed assets were carried out by independent asset valuers registered in the PRC in accordance with the prevailing rules and regulations applicable in the PRC. Under PRC GAAP, these fixed assets are stated and depreciated at the revalued amounts. Under HK GAAP, the effects of such revaluations are not recognised and the related fixed assets are stated at historical costs which are used as the basis for depreciation.

(4)                Adjustment on the revaluation of land and buildings under HK GAAP

Land and buildings of China Unicom Limited as at 31 March 2000 have been revalued by registered property valuers in Hong Kong using the replacement cost or open market value approach. Under PRC GAAP, this revaluation is not recognised. Under HK GAAP, these land and buildings are stated and depreciated at the revalued amounts, and revaluation deficit has been charged directly to the income statement as incurred.

(5)                Adjustment on supplemental pension benefits of retired employees

Prior to the establishment of Guoxin, the employees of the Paging Business had joined in a defined benefit supplementary pension scheme managed by China Telecom. Upon establishment of Guoxin, China Telecom agreed to take up the pension liabilities under this supplementary pension scheme for the employees who had worked for the Paging Business before their retirement in China Telecom prior to 31st May 1998. In return, Guoxin agreed to settle with China Telecom for the accrued future pension liabilities of this group of retirees as at 31st May 1998. The settlement amount of this supplementary pension benefits is calculated based on the past service period of retirees and the welfare standards of the local provinces, repayment period not exceeding 18 years.

Under HK GAAP, the aforementioned pension costs has been accrued and charged to the income statement during the past service period of these retirees. Under PRC GAAP, China Unicom Limited had recognised such pension costs as a period expense when the obligation for settlement was arisen.

(6)                Adjustment on housing turnover fund and recognition of special monetary housing subsidies

Prior to 2001, China Unicom Limited provided staff quarters to qualified employees and the loss on sale of such staff quarters to employees represented the difference between the purchase costs of those staff quarters and the amount of payment actually received from the employees. Under HK GAAP, the loss from the sale of these staff quarters has been capitalised as deferred housing benefits that are amortised to the income statement on a straight-line basis over the estimated service periods of the participating employees.

Under PRC GAAP, the loss arising from the sale of staff quarters has originally been recorded as the debit balance of the housing turnover fund (a liability account). According to the circulars of Caiqi [2000] 295 (the “Notice”) and Caiqi [2000] 878 and the related regulations issued by the Ministry of Finance, China Unicom Limited has abolished the housing turnover fund accounting policy in 2000 and the carrying debit balance of the fund as at 6th September 2000 was adjusted to the opening retained earnings of 2000. After the issuance date of the Notice in 2000, any loss on the sale of staff quarters is to be charged directly to the income statement.

In addition, China Unicom Limited has finalised its special monetary housing benefit scheme in 2001. Under PRC GAAP, the distributions of these monetary housing subsidies incurred prior to 30 June 2002 were charged to the opening retained earnings of the period concerned as incurred following the accounting treatment guidance for an one-off monetary housing compensation as described in the Notice. Monetary housing subsidies incurred after 30 June 2002 were charged to profit & loss. Under HK GAAP, these subsidies are regarded as staff costs, which are accrued over the beneficial period when the obligation arises.

(7)                Adjustment on deferred taxation under HK GAAP

Under PRC GAAP, China Unicom Limited adopts the liability method to account for deferred taxation. Deferred taxation is recognised for the timing differences that affect current taxation. Under HK GAAP, deferred taxation is also provided, using the liability method, in respect of temporary differences between income as computed for taxation purpose and income as stated in the income statement. However, deferred taxation as stated in the financial statements prepared under HK GAAP is different from that under PRC GAAP due to the existence of adjustments applicable only under HK GAAP.

(8)                Adjustment on interest capitalisation and the related impact on depreciation

Under PRC GAAP, interest capitalisation is limited only to interest costs incurred on specific borrowings used directly for the acquisition, construction or production of an asset. Under HK GAAP, other than specific borrowings, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the qualifying expenditures of that asset. As a result, the amount of interest capitalisation and the related impact on depreciation may be different between PRC and HK GAAP.

(9)                  Adjustment on the amortisation of goodwill

Under PRC GAAP, goodwill was amortised over 10 years using the straight-line method during1999 and 2000. Under HK GAAP, such goodwill is amortised on a straight-line basis over the beneficial period of 5 to 7 years. In 2001, China Unicom Limited revised this accounting estimate under PRC GAAP to amortise the carrying amount of goodwill over its remaining beneficial period (3 to 5 years) in order to be consistent with the accounting estimate under HK GAAP. This change of accounting estimates is applied prospectively from 2001 onwards.

(10)          Adjustment on the provision for impairment loss of intangible assets

In accordance with PRC GAAP and HK GAAP, China Unicom Limited should regularly assess whether there is any indication that the carrying amount of an intangible asset may not be recoverable as at each period end. If such an indication exists, China Unicom Limited should estimate the recoverable amount of the asset with reference to the value in use or net selling price. Value in use represents the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Due to the differences of the carrying value and estimated useful lives between PRC and HK GAAP, the amounts of provision for impairment differ accordingly.

(11)          Capitalized expense for acquisition

The Group indirectly acquired the entire equity interests of UNC (BVI) through China Unicom Limited by a cash consideration of RMB4.8 billion on 31 December 2002 (the “Acquisition”). For the Acquisition, the Group has incurred certain costs directly related to the Acquisition, including audit fee, asset valuation and consultants fees, amounted to RMB109 million in total. Under PRC GAAP, these expenses should be recognised as incurred. Under HK GAAP, such expenses can be considered as part of the acquisition cost, and capitalized together with the cost of investment.

(12)          Dividends

The Board of Directors of China Unicom Limited proposed the payment of final dividends of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2002 amounting to approximately RMB125.5 million. This proposed dividend has been reflected as a dividend payable in the financial statements prepared under PRC GAAP, but was considered as a subsequent event and reflected as an appropriation of retained earnings in the financial statements prepared under HK GAAP for the year ending 31 December 2003.

BUSINESS REVIEW

I.                       SUMMARY

The Company is an integrated telecommunications operator in China, providing a variety of telecommunications services including cellular telecommunication, international and domestic long distance, data communication, Internet and paging. In 2002, the Company experienced tremendous growth in its key businesses. As a result, the Company’s overall strength was substantially enhanced, securing its position as a key competitive entity in China’s telecommunications market.

In cellular communication business, the Company maintained a coordinated development in both GSM and CDMA businesses. GSM business sustained robust growth, while the Company’s CDMA business, which commenced operations in the beginning of 2002, achieved significant progress. As of December 31, 2002, the Company had a total of 43.114 million cellular subscribers, of which GSM subscribers accounted for 38.623 million and CDMA subscribers accounted for 4.491 million. The Company’s average market share in its service areas increased to 32.6% at the end of 2002 from 28.5% at the end of 2001, whilst the average market share of net subscriber additions increased to 43.6% at the end of 2002 from 37.2% at the end of 2001. SMS volume of both GSM and CDMA increased to 7.18 billion messages in 2002. We have commenced GSM international roaming services with 118 operators in 67 countries and regions and CDMA international roaming services with 7 operators in 7 countries and regions.

The Company’s international and domestic long distance business grew significantly during the year. Total minutes of outgoing international and domestic long distance calls reached 13.25 billion minutes in 2002, representing a market share of 11.6%. Of which, total minutes of PSTN outgoing long distance calls accounted for 6.37 billion minutes, representing a market share of 11.5%, whilst total minutes of IP outgoing calls increased to 6.88 billion minutes, representing a market share of 11.7%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan amounted to 1.47 billion minutes in 2002. The Company’s leased line service had a total of 8472 x 2Mbps bandwidth leased out in 2002.

Data communication and Internet businesses witnessed rapid expansion. As of December 31, 2002, the number of leased Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) bandwidth totaled 1466 x 2Mbps on an accumulative basis. Internet subscribers increased to 7.292 million.

The number of paging subscribers continued to decline. As of December 31, 2002, the Company had 17.682 million paging subscribers.

The Company’s optical fiber transmission network continued to expand. As of December 31, 2002, the total length of optical fiber transmission network was 486,000 km, of which optical fiber backbone transmission network accounted for 110,000 km.

The Company is dedicated to provide the highest quality of services. In 2002, centered around the CDMA business, we established an efficient industry value chain comprising telecom operator, handset manufacturers, distribution agents and content providers.

To comprehensively improve customer satisfaction and speed up the development of all business areas, we carried out a series of strategies including brand integration, enhanced marketing toward corporate customers, improved services of the nationwide “1001” hotline, and a campaign of “total customer satisfaction with service excellence”.

The Company is committed to technology and innovation. We have built the first nationwide CDMA Intelligent Network (IN) in China, the first nationwide integrated network platform supporting voice, data, Internet and video services, and the first nationwide commercial videoconference system and video telephony system based on IP technology.

Recognizing the tremendous potential of China’s telecommunications market as well as the new challenges and opportunities that we are facing, we are highly confident that we will be able to seize the opportunities to accelerate our business development and growth, strengthen and enhance our business, improve customer service quality, and achieve superior results.

II.                   BUSINESS OVERVIEW

1                        Strong Results in Cellular Communication Business

Products and Services

The Company offers both high quality post-paid and pre-paid GSM cellular communication services. Since the beginning of 2002, the Company has been the exclusive provider of premium CDMA services in China. Our wireless data service is uniformly branded under the name “U-Max”. In 2002, based on our SMS platform under the brand name of “UNI-INFO”, we offered information subscriptions and broadcasting request. Leveraging the Company’s Internet platform (with “165” as dial-up access number), and its close co-operation with Internet content providers and Internet service providers, the Company offers value-added wireless data applications and services to its customers. In addition, the Company has also launched its CDMA 1X wireless data services.

(1)                          GSM Business

Subscriber Base

As of December 31, 2002, the number of GSM subscribers was 38.623 million, representing an increase of 11.590 million from 27.033 million at the end of 2001, or a 42.9% growth year-on-year. Of which, post-paid subscribers accounted for 18.679 million, representing an increase of 2.190 million from 16.489 million at the end of 2001, or a 13.3% rise year-on-year. Pre-paid subscribers increased from 10.544 million at the end of 2001 to 19.944 million, representing an increase of 9.400 million. The proportion of pre-paid subscribers to the total number of subscribers rose to 51.6% at the end of 2002 from 39.0% at the end of 2001. The rapid growth in GSM subscribers was mainly attributable to an increase in brand awareness, continuous enhancement of network quality and high quality differentiated services.

Minutes of Usage (“MOU”)

Following a significant expansion in the number of cellular subscribers, total minutes of usage for GSM subscribers in 2002 was 61.85 billion minutes, representing a 61.4% increase from 38.32 billion minutes in 2001. SMS volume of GSM reached 6.8 billion messages in 2002 in total. The SMS business has assumed an important role in attracting customers to the Company’s services, and has contributed to the increase in the usage volume.

Average MOU & Average Revenue per Subscriber per Month (“ARPU”)

In 2002, the average MOU per subscriber per month for GSM services was 155.8 minutes, representing a decline of 5.4 minutes from 161.2 minutes in 2001, or a 3.3% reduction year-on-year, and representing a decline of 0.9 minutes from 156.7 minutes in the first half of 2002 as mentioned in the Interim Report. Of which, post-paid MOU was 212.0 minutes, whilst pre-paid MOU was 92.3 minutes. ARPU for GSM services in 2002 was RMB69.0, representing a decline of RMB17.3 from RMB86.3 in 2001, or a 20.0% reduction year-on-year, and representing a decline of RMB2.6 from RMB71.6 in the first half of 2002 as mentioned in the Interim Report. Of which, ARPU for post-paid subscribers was RMB82.2, whilst ARPU for pre-paid subscribers was RMB54.1. The decrease in ARPU was attributable to, first, an increase in the proportion of pre-paid subscribers and a reduction in the average MOU, and second, intensified competition in the market and regional service promotion leading to a decrease in revenue growth.

Churn rate

In 2002, the churn rate for GSM services was 14.6%, a decline from 16.3% in 2001.

(2)                          CDMA Business

Subscriber Base

As of December 31, 2002, total number of CDMA subscribers was 4.491 million. The rapid growth in CDMA subscribers was mainly attributable to the advantages of CDMA technology, such as low handset radiation, better voice quality and enhanced privacy, as well as the Company’s proactive marketing approach.

Minutes of Usage (“MOU”)

The total minutes of usage for CDMA subscribers in 2002 was 5.90 billion minutes. As of December 31, 2002, SMS volume amounted to 0.38 billion messages, of which 0.15 billion messages were transmitted in December.

Average MOU & Average Revenue per Subscriber per Month (“ARPU”)

In 2002, the average MOU per subscriber per month for CDMA services was 315.5 minutes, 103.5 minutes (48.8%) higher than the 212.0 minutes for GSM post-paid services. ARPU for CDMA services in 2002 was RMB172.3, RMB 90.1 (109.6%) higher than the RMB 82.2 for GSM post-paid services. We are committed to a coordinated development of both GSM and CDMA businesses. Our strategy of targeting the high-end CDMA market has achieved good results.

Churn rate

In 2002, the churn rate for CDMA services was 0.96%, significantly lower than that of GSM services. The loss of CDMA subscribers was primarily attributable to service terminations of users of the former Great Wall network acquired by the Company.

2                        Tremendous Growth in International and Domestic Long Distance Business

(1)                          International and Domestic Long Distance Business

The total minutes of the Company’s outgoing international and domestic long distance calls increased to 13.25 billion minutes in 2002 from 6.41 billion minutes in 2001, a growth of 106.7% year-on-year, attaining a market share of 11.6%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan increased to 1.47 billion minutes in 2002 from 1.23 billion minutes in 2001. Both international and domestic long distance businesses maintained robust growth.

PSTN Long Distance Business

PSTN long distance business recorded strong growth. As of December 31, 2002, PSTN long distance business covered 329 cities, representing 97.6% of the 337 cities nationwide. There were a total of 21.832 million registered subscribers. The total minutes of PSTN outgoing long distance calls accounted for 6.37 billion minutes, representing an increase of 134.2% from 2.72 billion minutes in 2001. Of this, domestic long distance calls accounted for 6.23 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls amounted to 140 million minutes. The total minutes of incoming international calls was 1.31 billion minutes.

IP Telephony

IP telephony business continued to grow rapidly. As of December 31, 2002, the number of cities covered by the Company’s IP telephony network increased to 337 from 320 at the end of 2001. International roaming was available in 50 countries and regions. The total minutes of IP outgoing long distance calls reached 6.88 billion minutes, representing an increase of 86.4% from 3.69 billion minutes in 2001. Of this, domestic long distance calls accounted for 6.75 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan totaled 130 million minutes. The total minutes of incoming international calls amounted to 160 million minutes.

(2)                          Leased Line Business

The Company offers a variety of leased line services based on customers’ different bandwidth requirements. As of December 31, 2002, total bandwidth leased was 8,472 x 2Mbps.

3                        Characteristic Data and Internet Businesses

(1)                          Data Business

As of December 31, 2002, total bandwidth leased for ATM and FR carrier operations amounted to 1,446 x 2Mbps.

(2)                          Internet Business

The Internet related services that the Company currently provides include dedicated line Internet access, dial-up Internet access, Internet data center (“IDC”) as well as virtual private network (“VPN”), virtual private dial-up network (“VPDN”), Internet international roaming and “Ruyi mailbox” services. In addition, the Company also actively develops other Internet application businesses, including ICP services and e-Commerce services.

As of December 31, 2002, the Company provided Internet access services in 305 cities across the country, whilst Internet international roaming services were available in 144 countries and regions. Internet subscribers increased to 7.292 million at the end of 2002 from 3.544 million at the end of 2001, representing a 105.8% growth year-on-year. Of which, the number of dedicated line subscribers amounted to 22,596 and the number of dial-up subscribers accounted for 7.269 million.

4                        Adjustment and Transformation of Paging Business

Products and Services

The Company has transformed its original paging network into an integrated information platform and introduced “Unicom Paging Information Services” to offer a variety of wireless data services, including stock quotation, flight information, weather information, and entertainment news. With the launch of paging-cellular bundled services such as “Paging-Cellular Interlink” and “Unicom Assistant”, the Company leveraged on the advantages of an integrated business to sell bundled paging and cellular services to our subscribers. The Company also fully utilized its paging resources to provide differentiated services such as “Operator-assisted Short Messages”, “Secretarial Services through Operator Assistance” and other value-added services.

Subscriber Base

The Company added 4.543 million new subscribers in 2002. As of December 31, 2002, the number of paging subscribers was 17.682 million, representing a decline of 15.225 million from 32.907 million at the end of 2001, or a 46.3% reduction year-on-year. Users subscribing to the “Unicom Assistant” service increased significantly, totaling 7.94 million subscribers.

Average Revenue per Subscriber per Month (“ARPU”)

In 2002, the average revenue per paging subscriber per month was RMB7.3, representing a decrease of RMB2.1 from RMB9.4 in 2001, or a 22.3% reduction year-on-year, whilst the ARPU was slightly higher than that of RMB7.2 in the first half of 2002 as mentioned in the Interim Report. The Company proactively provides value-added services to its paging subscribers and also cooperates with other paging operators to stabilize the paging market, resulting in a stable paging ARPU.

Churn Rate

The churn rate of the paging business rose from 57.6% in 2001 to 66.3% in 2002. The increase in churn rate was mainly due to the migration of paging subscribers to cellular communication and other telecommunications services.

5                        Network Infrastructure

In 2002, the Company’s existing infrastructure transmission network resources were effectively utilized and shared. As of December 31, 2002, the optical fiber transmission network totaled 486,000 km in length, covering 330 cities across the country, of which optical fiber backbone transmission network accounted for 110,000 km and covered 322 cities. In addition, to facilitate the rapid development of the Company’s various businesses, sections of the nationwide optical fiber transmission network are now available for leasing to other telecommunications operators and the general community.

III.               ACQUISITION OF CELLULAR BUSINESSES IN 9 PROVINCES AND MUNICIPALITIES AND COMBINED CELLULAR BUSINESSES IN 21 PROVINCES AND MUNICIPALITIES

1.                     The Acquisition of Cellular Businesses in 9 Provinces and Municipalities

(1)                          Summary

The Company acquired the cellular communication businesses in 9 provinces, municipalities, comprising Jilin, Heilongjiang, Jiangxi, Henan, Guangxi, Chongqing, Sichuan, Shaanxi and Xinjiang. As of December 31, 2002, the total number of cellular subscribers in the 9 acquired regions was 16.596 million, of which the number of GSM subscribers was 14.843 million and the number of CDMA subscribers was 1.753 million. The 9 acquired regions had an average market share of 34.4%, and a 44.0% average market share in net subscriber addition. SMS volume of both GSM and CDMA totaled 1.84 billion messages in 2002.

(2)                          GSM Business

As of December 31, 2002, the number of GSM subscribers in the 9 acquired regions amounted to 14.843 million, representing an increase of 5.280 million from 9.563 million at the end of 2001, or a 55.2% growth year-on-year. Of this, the post-paid subscribers accounted for 11.040 million, representing an increase of 3.44 million from 7.60 million at the end of 2001, or a 45.3% growth year-on-year, whilst pre-paid subscribers grew from 1.962 million in 2001 to 3.803 million, representing an annual addition of 1.841 million. The proportion of pre-paid subscribers increased from 20.5% at the end of 2001 to 25.6% at the end of 2002. The total minutes of usage for GSM subscribers amounted to 28.32 billion minutes, representing an 86.1% increase from 15.22 billion minutes in 2001.

In 2002, the average MOU per GSM subscriber per month in the 9 acquired regions was 191.4 minutes, an increase of 8.8 minutes from 182.6 minutes in 2001, representing an increase of 4.8%. Of which, post-paid MOU was 220.0 minutes and pre-paid MOU was 99.6 minutes. ARPU was RMB67.1, representing a decline of RMB12.3 from RMB79.4 in 2001, or a 15.5% reduction year-on-year. Of this, post-paid ARPU was RMB72.7, whilst pre-paid ARPU was RMB49.2.

(3)                          CDMA Business

As of December 31, 2002, the number of CDMA subscribers in the 9 acquired regions amounted to 1,753 million. The total minutes of usage for CDMA subscribers amounted to 2.37 billion minutes. The average MOU per CDMA subscriber per month was 364.4 minutes, 144.4 minutes higher than the 220.0 minutes per subscriber for GSM post-paid. ARPU was RMB187.9, RMB115.2 higher than the RMB72.7 for GSM post-paid.

2.                     Cellular Businesses for the Combined 21 Provinces and Municipalities

(1)                        Summary

As of December 31, 2002, the number of cellular subscribers in the combined 21 provinces and municipalities totaled 59.710 million, of which GSM subscribers accounted for 53.465 million and CDMA subscribers accounted for 6.245 million. The average market share in the combined 21 provinces and municipalities was 33.1%, and the average market share of net additions reached 43.7%. In 2002, the usage volume of SMS of both GSM and CDMA totaled 9.02 billion messages.

(2)                        GSM Business

As of December 31, 2002, the GSM subscribers in the combined 21 provinces and municipalities totaled 53.465 million, representing an increase of 16.869 million from 36.596 million at the end of 2001, or 46.1% growth year-on-year. Of which, post-paid subscribers accounted for 29.718 million, representing an increase of 5.629 million from 24.089 million at the end of 2001, or a 23.4% growth year-on-year. Pre-paid subscribers rose from 12.506 million at the end of 2001 to 23.747 million, representing an increase of 11.241 million. The proportion of pre-paid subscribers increased from 34.2% at the end of 2001 to 44.4% at the end of 2002. The total minutes of usage for the GSM subscribers amounted to 90.16 billion minutes, representing an increase of 68.4% from 53.54 billion minutes in 2001.

In 2002, the average MOU per month in the combined 21 provinces and municipalities was 165.5 minutes and the APRU was RMB67.3.

(3)                        CDMA Business

As of December 31, 2002, the number of CDMA subscribers in the combined 21 provinces and municipalities totaled 6.245 million. The total minutes of usage for the CDMA subscribers amounted to 8.28 billion minutes. The average MOU per month for the CDMA business was 328.1minutes and the ARPU was RMB172.2.

IV.                SALES AND MARKETING

1.                     Operating Philosophy

The Company fully leverages on its unique position as an integrated telecommunications service provider, targets products and services to the needs of its customers, conducts market surveys, systematically employs product packaging, branding, advertising, pricing strategies, distribution channels and promotional packages, endeavors to improve market segmentation and composite sales, leverage the strength of business, technology and service differentiation, and provides personalized and comprehensive services. All these strategies have helped the company gain market share.

2.                       Marketing Strategies

The Company has established a marketing management system with strong planning capabilities. In 2002, the Company departed from its traditional marketing model, and successfully introduced its CDMA services into the market through innovative offerings such as “CDMA handset rental through service fee prepayment”, “points accumulation program” as well as “Subscribers’ Club”. This has paved the foundation for a sustainable growth for China Unicom’s CDMA services.

The Company seeks to innovate its operation by offering customers a full range of flexible telecom services such as GSM and CDMA cellular services, international and domestic long distance, data communication, combined Internet and paging services, bundled basic and value-added services. This has led to the development of innovative services bundling.

3.                     Branding Strategies

The Company considers brand name as a valuable intangible asset and has focused on the creation and implementation of a united brand development strategy. We established the China Unicom brand series, creating renowned brands such as “Unicom Horizon”, “U-Max” and “UNI-INFO”. The resulting brand advantage has magnified our strength as an integrated telecommunication services provider. According to a survey conducted by Gallop in August 2002, the China Unicom brand name has reached 99% recognition in the urban areas of China.

4.                     Customer Services

The Company has made substantial investment in the establishment of the UNI-CRM customer relations management system including billing, account management, and the “1001” customer service to provide our customers with integrated and convenient services such as customer enquiry, bill enquiry, complaints, sales, payment reminder and emergency services. In 2002 the Company also launched a “Total customer satisfaction through excellent service” campaign to further upgrade the quality of its customer service.

5.                     Sales and Distribution Channel

The Company has established a nationwide sales and distribution network, which comprises its own sales and distribution outlets, agents, distributors, joint sales outlets, direct sales team and agents for major corporate customers. As of December 31, 2002, the Company had 3,256 self-owned sales outlets, and over 48,116 agents and distributors, amounting to a total of 51,642 sales outlets.

In 2002, with CDMA business as the the Company’s principal focus, we established an efficient industry value chain comprising telecom service provider, handset manufacturers, distributors and content providers. Based on the principle of “mutual benefit, win-win by co-operation”, the pace of our business development has been enhanced. Furthermore, the Company also conducted sales on a one-to-one basis through its direct sales team and agents to target high usage corporate customers. We have also strengthened co-operation with institutions with extensive information on potential Unicom customers to leverage their resources to grow our customer base.

6.                     Tariff Strategies

The Company, while observing the rules and regulations promulgated by the relevant government regulatory authorities in the PRC, adopts flexible promotion policies and bundled sales strategies to facilitate the rapid development of its various businesses. The Company takes proactive steps to offer secure and reliable communication services to ensure total customer satisfaction, and to implement tariff strategies that avoid excessive price competition, in order to strengthen its market competitiveness and gain market share. In May 3, 2002, the Company received a notice from the relevant government regulatory authorities in the PRC informing the Company that the spectrum usage of the Company’s GSM network and CDMA network will be charged at RMB 15 million per MHz of frequency per year (upward and downward frequencies will be charged separately). This new fee structure was effective from July 1, 2002, and will be implemented progressively over a period of 3 years and a period of 5 years respectively.

V.                    BUSINESS DEVELOPMENT STRATEGIES

China Unicom’s business development strategies for 2003 will focus on broadening the range of services, strengthening its market position and enhancing the quality of products and services. The Company will focus on bottom-line profitability growth, business structure reorganization, establishment of “state-of-the-art” networks, as well as enhancement of the quality of sales and customer services.

The Company will continue to fortify the principle of “parallel, coordinated development for our GSM/CDMA dual-network operations” for the cellular business. Through the active promotion of wireless data services, the Company is poised to strengthen its leading market position in China’s cellular market. The Company will take a four-pronged approach to develop its cellular business. The first step is to strengthen its market share by positively differentiating its cellular services through the provision of innovative wireless data value-added services with an emphasis on its quality network, diversified services and premium franchise image. Secondly, the Company will continue to uphold its principles to “enhance its services, optimize its network, identify potential opportunities and increase its efficiency”. The Company aims to strengthen the GSM operation as its core business. It strives to reduce operating costs and carry out field trials on the GSM/CDMA dual-mode handsets. Thirdly, the Company will introduce CDMA 1X wireless data services to establish an integrated platform to enrich its GSM and CDMA value-added content businesses. The Company will accelerate the roll-out of various wireless data value-added services, for instance, the wireless multimedia email services, downloading services, location-based services, etc. to establish leadership in these contents services. Fourth is to establish a “state-of-the-art” network and further improve the capability of its cellular network management centers. By incorporating scientific criteria to monitor and assess the network quality with precision, the Company can further enhance the quality of network operations and maintenance, and technological standards for both GSM and CDMA networks.

For long distance business, the Company’s key objectives are to increase market share, rationalize investment, optimize the network, and focus on core voice business so as to capitalize on the advantages of being an integrated telecommunications operator for further development of new services. The Company will also leverage the diversified nature of its services to speed up development and to create new prospects and growth opportunities for the Company.

On the data communications business front, in addition to the goal of utilizing the existing network resources to the fullest extent, the Company also focuses on further network optimization, more efficient network resources deployment, and upgrading its network quality. Through the UNI-ONE integrated services, the Company will aggressively promote the idea of accessing integrated telecommunications services such as VOIP, dedicated data line, Internet, video conferencing, and video phone through one single line. These services mainly target customers with high telecommunications services demand. The Company will make use of its abundant bandwidth resources and its first-mover advantage in videophone system to strengthen our market position and capabilities in this business area.

On the Internet business front, the Company remains focused on three major areas: dedicated Internet access, dial-up Internet access and e-Commerce applications. The Company will continue to establish innovative services, try out new forms of co-operation and alliances, and introduce special featured services such as “Ruyi mailbox”, VPN, and VPDN. The Company will adopt business model that is mutually beneficial to each party to encourage third-party investment such as construction of “residential access networks”, “Unicom Internet Community” and Wireless LAN. The Company will also establish an e-Commerce platform with unified user identity authentication function and payment function, which provides total solutions for selected industries; thereby satisfying the needs of the market. We hope that through the implementation of such platform, the Company can increase the e-Commerce transaction volume and extend the applications, which in turn will stimulate usage and further development of our Internet business.

With regard to the paging business, the Company’s primary focus is to stabilize the Company’s existing paging subscriber base, especially for corporate customers, and to reduce operating expenses. In consideration of the existing paging resources, the Company intends to rationalize the business, organization structure, staff size, assets and network infrastructure. The Company will assemble resource sharing between paging and “1001” customer services, and accelerate the transformation of redundant paging assets and personnel to “1001” and other outsourcing call centers. The Company will also accelerate the development of “Unicom Assistant”, “Unicom paging information services” and other value-added services to stabilize revenue from paging.

The focus of network infrastructure and supporting system will be to safeguard the development needs of all business areas. The focus for 2002 was the construction of local area network and local access network, and the optimization of the structure of local transmission network, safeguarding of access from cellular base stations and corporate customers. The focus of the Company’s UNI-IT system development would be enterprise resources planning (“ERP”), customer relationship management (“CRM”) and office automation (“OA”).

The Company will seize on opportunities, overcome challenges, and integrate various resources effectively to develop its core competitiveness. It will continue to increase its franchise value and its competitive edge on a wide product mix and differentiated services, as well as expand sales and distribution channels. This would facilitate the synergistic development of the Company’s inter-related business units. More importantly, these efforts will enable the Company to be more responsive and adaptive to market changes and to increase total customer satisfaction. With the provision of quality products and services, China Unicom can fully capitalize on its unique advantage as a fully integrated telecommunications provider to further strengthen its position as a key competitive entity in China’s telecommunications market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I.                       OPERATING REVENUE

In 2002, revenue growth remained strong as we significantly strengthened our overall competitiveness. Our annual operating revenue increased by 38.0%, from RMB29.39 billion in 2001 to RMB40.58 billion in 2002.

Our operating revenue is mainly generated by the GSM and CDMA Cellular Business, the Long distance, Data and Internet Business and the Paging Business.

Operating revenue from our Cellular Business grew steadily and continued to be the major force behind the growth in our total operating revenue in 2002, its share of total operating revenue increasing from 72.5% in 2001 to 78.3% in 2002. Operating revenue from our Long Distance, Data and Internet Business increased rapidly, increasing its share of total operating revenue from 11.3% in 2001 to 13.7% in 2002. In the same period, operating revenue from the Paging Business as a percentage of total operating revenue decreased from 16.2% in 2001 to 8.0% in 2002. The changes in our operating revenue composition reflect our focus on high growth businesses.

1.                    Steady growth of revenue in Cellular Business

As our cellular subscriber base and total cellular usage expanded substantially, the contribution to our total operating revenue by this business continued to grow. Operating revenue from the Cellular Business increased by 48.9%, from RMB21.33 billion in 2001 to RMB31.76 billion in 2002.

(i)                   GSM Cellular Business

Revenue from the GSM Cellular Business increased by 31.8%, from RMB21.33 billion in 2001 to RMB28.11 billion in 2002, primarily due to the increase in our subscriber base and continued growth in total usage. As a result of continuing cellular penetration expansion, the increased number of low-usage subscribers among new subscribers and increasing market competition, the average revenue per user (APRU) from this business dropped from RMB86.3 in 2001 to RMB69.0 in 2002.

Due to the growth in total usage of our GSM cellular services and the increasing proportion of pre-paid cellular subscribers, usage fees for GSM cellular services, which reached RMB20.27 billion in 2002, increased from 72.8% of total service revenue from GSM Cellular Business in 2001 to 74.0% in 2002, while monthly fees for GSM cellular services decreased from 17.9% of total GSM Business service revenue in 2001 to 15.2% in 2002. Interconnection revenue for the GSM cellular services rose by 35.5%, from RMB1.26 billion in 2001 to RMB1.71 billion in 2002. The increase in our interconnection revenue is a result of the rapid growth in incoming traffic from other networks as our cellular coverage and subscriber bases continued to expand.

While continuing to meet the diverse needs of our customers in the mass market, our GSM Cellular Business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services. Revenue from our GSM value-added cellular services increased five-fold in 2002, from RMB0.14 billion in 2001 to RMB0.84 billion in 2002. Its share of total GSM service revenue increased from 0.7% in 2001 to 3.1% in 2002. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 3.6 times from RMB0.10 billion in 2001 to RMB0.46 billion in 2002, increasing its share of the total GSM service revenue from 0.5% in 2001 to 1.7% in 2002. Revenue from value-added services contributed greatly to the increase of our total GSM cellular revenue and will continue to enhance the competitiveness of our GSM Cellular Business.

(ii)                  CDMA Cellular Business

We began to provide CDMA cellular services on a trial basis on 8 January 2002. Since then, the CDMA subscriber base has expanded rapidly as the market has become more familiar with our CDMA services. The growth in our CDMA subscriber base boosted revenue from the CDMA Cellular Business. Operating revenue from our CDMA Cellular Business reached RMB3.65 billion in 2002, RMB3.19 billion of which was realized in the second half of 2002, an increase of 6.0 times from the first half of 2002. Our CDMA marketing strategy, which seeks to differentiate such service from GSM services , has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA Business in the marketplace as a service that targets mid- and high-end customers and at the same time encompasses the mass market. ARPU for our CDMA Cellular Business reached RMB172.3 in 2002, RMB90.1 higher than the ARPU of RMB82.2 for GSM post-paid cellular services.

CDMA usage fees reached RMB2.23 billion in 2002, representing 69.2% of the service revenue from CDMA Cellular Business, while monthly fees from CDMA Cellular Business reached RMB0.71 billion, representing 22.1% of the service revenue from this business. Service revenue as a percentage of operating revenue from CDMA Cellular Business increased from 78.0% in the first half of 2002 to 88.4% for the year ended 2002. At the same time, revenue from sales of telecommunications products as a percentage of the operating revenue from CDMA Cellular Business decreased from 22.0% in the first half of 2002 to 11.6% for the year ended 2002.

2.                     Rapid growth in revenue from Long Distance, Data and Internet Business

Operating revenue from our Long Distance, Data and Internet Business reached RMB5.58 billion, an increase of 68.6% from 2001. The rapid growth in our Long Distance, Data and Internet Business demonstrates our positive long-term development outlook as an integrated telecommunications operator.

(i)                   Revenue from PSTN Long Distance Business

As our nationwide long distance coverage expanded and interconnection improved, revenue from our PSTN Long Distance Business increased from RMB1.49 billion in 2001 to RMB2.78 billion in 2002, an increase of 86.7%.

(ii)                Revenue from Data and IP Telephony Business

We fully leveraged our competitive advantages as an integrated telecommunications operator and, by using our uniform and advanced integrated data communication platform, we continued to effectively expand the usage of our IP telephony services (both domestic and international) while focusing on the development of high value-added data services such as FR, ATM and VPN services. At the same time, we actively pursued the development of integrated data, voice and video connection services. As a result of these efforts, revenue from Data and IP Telephony Business increased from RMB1.55 billion in 2001 to RMB2.18 billion in 2002, an increase of 40.6%.

(iii)             Revenue from Internet Business

During 2002, while we continued to develop dedicated and dial-up connection services, we also explored other markets according to demand, such as VPN/VPDN, IDC, in-bound and out-bound international roaming, and actively developed mobile Internet businesses, such as “Ruyi” mailbox, short message download and mobile payment services. Revenue from our Internet Business increased from RMB0.27 billion in 2001 to RMB0.62 in 2002, an increase of 129.6%.

3.                       Continuing decline in revenue from Paging Business

During 2002, revenue from our Paging Business was RMB3.24 billion. Paging service revenue (excluding sales of paging-related telecommunications products) was RMB2.16 billion, representing a decline of 50.2% from RMB4.34 billion in 2001.

In accordance with the terms of a CDMA handset procurement framework agreement entered into by Unicom Guomai Communications Company Limited (“Guomai”), an indirect non-wholly-owned subsidiary of our company, and China United Telecommunications Corporation (“Unicom Group”), the controlling shareholder of our company, Unicom Group and our company have been purchasing CDMA handsets through Guomai in an effort to accelerate the growth of the CDMA handset market and CDMA services. This connected transaction resulted in an increase of revenue from sales of paging-related telecommunications products from RMB0.42 billion in 2001 to RMB1.08 billion in 2002.

II.                   OPERATING EXPENSES

In 2002, in addition to boosting revenue, we also focused on tightening cost control through increasing operational efficiency from economies of scale and sharing of networks, businesses, subscribers and sales resources. Due to increases in fixed costs, such as depreciation and amortization, and sales expenditures in connection with the launch of our CDMA business, our operating expenses increased from RMB24.13 billion in 2001 to RMB33.25 billion in 2002, an increase of 37.8%. The percentage increase in operating expenses is slightly lower than the 38.0% increase in operating revenue. We will continue to focus on cost control and optimization of our expense structure in order to ensure continued growth in earnings.

(i)                   Leased lines and network capacities

We effectively reduced our leased line expenses by extending and optimizing our nationwide fiber optic network and improving the allocation and coordination of network resources. However, as a result of the additional lease expenses incurred in connection with the lease of CDMA network capacities from Unicom Group since 2002, our leased line and network capacity expenses increased from RMB0.85 billion in 2001 to RMB1.58 billion in 2002. Their share of total operating expenses increased from 2.9% in 2001 to 3.9% in 2002. Of the total, CDMA network capacity lease expenses in 2002 were RMB0.89 billion.

(ii)                Interconnection charges

Due to the expansion of our network and the steady increases in our subscriber base and interconnection traffic, and along with the rapid growth in our interconnection revenue, interconnection charges increased from RMB2.07 billion in 2001 to RMB3.23 billion in 2002, representing an increase of 55.8%. In addition, interconnection charges of our Cellular Business and Long Distance, Data and Internet Business increased by 67.0% and 52.0%, respectively. As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased, from 7.1% in 2001 to 8.0% in 2002.

(iii)             Depreciation and amortization

Depreciation and amortization expenses increased by RMB3.0 billion from RMB8.26 billion in 2001 to RMB11.26 billion in 2002, representing an increase of 36.2%. The increase in depreciation and amortization expenses constituted 32.9% of total increase in operating expenses, amounting to RMB9.12 billion, making this expense the biggest factor in the increase in operating expenses. Rising depreciation and amortization expenses resulted from expanded network capacity in connection with the development of the GSM Cellular Business and further growth in assets scale. The share of depreciation and amortization expenses as a percentage of total operating revenue decreased from 28.1% in 2001 to 27.7% in 2002.

(iv)            Personnel

Despite the consistent and rapid growth of our various business segments, we emphasized reasonable allocation of human resources and fully utilized employee compensation as incentives. Through our compensation structure, which ties individual performance to our financial results, we are able to promote competition, retain and attract talented employees and make our company more dynamic, thereby steadily raising our productivity. As of the end of 2002, we employed 29,332 employees, a decrease of 2.1% from 29,973 at the end of 2001. Our personnel expenses were RMB3.34 billion in 2002, constituting 8.2% of total operating revenue, a decrease from 8.5% in 2001. In order to align the interests of our employees with that of our shareholders, we have set up an employee share option scheme. During 2002, total share options involving 36,028,000 shares in the company were granted under our share option scheme.

(v)               Selling and marketing

Our major selling and marketing expenses include commissions, promotion and advertising expenses and amortization expenses for the sale of bundled CDMA handsets. Selling and marketing expenses totaled RMB5.98 billion in 2002, an increase by RMB2.37 billion, or 65.5%, from RMB3.61 billion in 2001. Of the RMB9.12 billion in the increase in total operating expenses, the increase in selling and marketing expenses accounted for 26.0%, making it the second major factor in the increase in total operating expenses, after the increase in depreciation and amortization expenses. Of the total selling and marketing expenses, RMB3.66 billion were commissions (an increase of 27.1% from 2001), RMB0.98 billion were promotion and advertising expenses (an increase of 24.1% from 2001), and RMB1.39 billion were amortization expenses related to the bundled sales of CDMA handsets. Selling and marketing expenses as a percentage of operating revenue increased from 12.2% in 2001 to 14.8% in 2002, mainly due to the continued growth in the customer base of our various business segments, which consequently increased our commission payments to sales agents and marketing expenditures in connection with the promotion for our CDMA Cellular Business.

(vi)            General, administrative and other expenses

As a result of our strict control of administrative cost, our expenses in this category totaled RMB5.63 billion in 2002, an increase of only 2.4% from RMB5.50 billion in 2001. General, administrative and other expenses as a percentage of total operating revenue decreased from 18.7% in 2001 to 13.9% in 2002. Due to increasing market competition, bad debts have kept pace with the growth in revenue. In 2002, the provision for bad debts was RMB0.97 billion, an increase of 79.7% from 2001. Provision for bad debts as a percentage of service revenue has increased, from 1.9% in 2001 to 2.5% in 2002. This increase is the main reason for the increase in our general, administrative and other expenses.

(vii)         Cost of telecommunications products sold

The cost of telecommunications products sold increased by 66.6%, from RMB1.34 billion in 2001 to RMB2.24 billion in 2002, mainly due to our entrance into the CDMA handset sales market in order to boost the CDMA market.

III.               NET PROFIT

(i)                   Operating profit

In 2002, our operating revenue increased by 38.0% and our operating expenses increased by 37.8%. The rapid rise in operating revenue and the effective control of operating expenses resulted in an increase in operating profit from RMB5.26 billion in 2001 to RMB7.32 billion in 2002, an increase of 39.1%. The operating margin also changed, from 17.9% in 2001 to 18.0% in 2002.

During 2002, operating profit from our GSM Cellular Business increased from RMB5.61 billion in 2001 to RMB7.64 billion, an increase of 36.0%. In the same period, although operating loss from our CDMA Cellular Business increased from RMB0.60 billion for the first six months of 2002 to RMB0.99 billion for the year ended 2002, our loss in the second half of 2002, in the amount of RMB0.39 billion, was significantly lower than our loss in the first half of 2002. Operating profit from our Long Distance, Data and Internet Business increased from RMB0.70 billion in 2001 to RMB1.40 billion in 2002, representing an increase of 99.6%. Operating profit from our Long Distance business alone increased from RMB0.97 billion in 2001 to RMB 1.02 billion in 2002 and operating profit from our Data and Internet Business increased from a loss of RMB0.27 billion in 2001 to a profit of RMB0.38 billion in 2002. Operating loss from our Paging Business declined from RMB0.97 billion in 2001 to RMB0.62 billion in 2002.

(ii)                Financial income and expenses

Our financial income decreased from RMB2.10 billion in 2001 to RMB0.47 billion in 2002, mainly due to the decline in the interest income from our deposits at bank, which were the proceeds originated from our initial public offering, having been utilized for network construction in mainland China. Our financial expenses in 2002 amounted to RMB1.47 billion, a decrease of 23.1% from RMB1.92 billion in 2001. The above factors resulted in net financial expenses of RMB1.00 billion in 2002, as compared to net financial income of RMB0.18 billion in 2001.

(iii)             Income tax

Our income tax liability increased from RMB1.04 billion in 2001 to RMB1.75 billion in 2002. Our effective tax rates in 2001 and 2002 were 19.1% and 27.8%, respectively. The higher effective tax rate in 2002 was due to the fact that the interest on the proceeds from our initial public offering, which were placed on deposit in Hong Kong, was not subject to income tax in previous years.

(iv)            Net income

During 2002, our CDMA Cellular Business incurred losses because it was still in its initial phases. However, our net income grew by 2.5%, from RMB4.46 billion in 2001 to RMB4.57 billion in 2002, largely because of the sound development of our GSM Cellular Business and our Long Distance, Data and Internet Business. Net earnings per share rose by 2.5%, from RMB0.355 in 2001 to RMB0.364 in 2002.

IV.              EBITDA

Our EBITDA increased by 37.4% from 2001 to RMB18.58 billion in 2002, demonstrating a sound growth trend. EBITDA margin (EBITDA as a percentage of operating revenue) maintained a relative high level of 45.8%. This reflects the further optimization of our revenue structure and the result of our improved internal management and control of operating expenses.

EBITDA for the GSM Cellular Business rose by 42.9% from 2001 to RMB15.96 billion in 2002. EBITDA margin for the GSM Cellular Business increased from 52.4% in 2001 to 56.8% in 2002. The rise in EBITDA margin for the GSM Cellular Business was mainly due to the rapid growth in revenue, effective control of expenses and decline in cash expenses as a percentage of operating revenue. EBITDA for the CDMA Cellular Business was RMB-0.89 billion in 2002 largely because this business is still in its initial phase and is conducted through the lease of the CDMA network capacity.

EBITDA for the Long Distance, Data and Internet Business grew by 68.9% from 2001 to RMB2.79 billion in 2002. EBITDA margin for this business rose from 36.9% in 2001 to 40.9% in 2002, principally due to rapid growth in operating revenue from this business and declining operating expenses as a percentage of operating revenue.

EBITDA for the Paging Business increased by 4.0%, from RMB0.79 billion in 2001 to RMB0.82 billion in 2002. EBITDA margin also rose from 16.3% in 2001 to 20.6% in 2002.

V.                  CAPITAL EXPENDITURE AND FREE CASH FLOW

During 2002, while we focused on the rapid development of our various businesses, we also emphasized the comprehensive management and control of projected capital expenditures and projects and endeavored to lower the unit construction cost by improving our bidding process. Our efforts were effective in realizing saving in our capital expenditures. Capital expenditure for our various businesses totaled RMB18.94 billion in 2002. Capital expenditure attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, the Paging business, the transmission network and other businesses were RMB7.90 billion, RMB1.94 billion, RMB0.21 billion, RMB4.65 billion and RMB4.24 billion, respectively. Other expenditures were mainly used for the investments in billing, customer service and information system, office building, operational maintenance and research and development.

The following table sets forth the capital expenditure in each business segment for 2000, 2001 and 2002 and our planned capital expenditure for 2003 to 2005.

	2000	2001	2002		2003		2004	2005
	(RMB in billion)
				Total	CUCL	Unicom New Century

Total	25.18	31.25	18.94	20.06	17.98	2.08	18.35	17.45
Cellular	17.28	20.78	7.90	5.11	3.48	1.63	4.16	5.16
Long distance, Data and Internet	5.71	7.33	1.94	2.49	2.49	—	2.00	2.00
Paging	2.19	0.55	0.21	0.11	0.11	—	0.10	0.09
Transmission network	—	—	4.65	6.24	6.24	—	6.00	5.00
Others	—	2.59	4.24	6.11	5.66	0.45	6.09	5.20

Note 1:                    The capital expenditures for 2000 to 2002 reflect capital expenditures for our Cellular Business in 12 provinces, municipalities and autonomous regions operated by China Unicom Corporation Limited (“CUCL”); while capital expenditures for 2003 to 2005 represent 21 provinces, municipalities and autonomous regions, including 9 provinces, municipalities and autonomous regions acquired at the end of 2002.

Note 2:                  Investment on transmission network refers to investment on the inter-province and intra-province backbone transmission network, local and access network.

Note 3:                  Other investments represent investment on telecom equipment buildings, supporting systems and acquisition of other small items.

Our capital expenditure in 2002 declined by 39.4% from that in 2001. Free cash flow, i.e. net income plus depreciation and amortization minus capital expenditure, correspondingly improved from RMB-18.53 billion in 2001 to RMB-3.12 billion in 2002.

Projected capital expenditures for 2003 is RMB20.06 billion (RMB17.98 billion for the Cellular Business in our original 12 provinces, municipalities and autonomous regions and RMB2.08 billion for the Cellular Business in the additional nine provinces, municipalities and autonomous regions acquired in 2002), which will mainly focus on obtaining positive free cash flow through the improvement of the GSM network, value-added business and supporting systems, supporting infrastructure for services, information systems and certain targeted areas with high investment returns. We principally rely on cash generated by operations, capital market financing and appropriate bank loans for our capital expenditure needs.

VI.              ACQUISITION AND EFFECTS OF ADJUSTMENTS

In December 2002, we acquired for cash the GSM cellular assets and businesses and CDMA cellular businesses in the following nine provinces, municipalities and autonomous regions: Jilin, Heilongjiang, Jiangxi, Henan, Guangxi, Chongqing, Sichuan, Shaanxi and Xinjiang. We are pleased with the operating results of the Cellular Business in these areas in 2002. Operating revenue of the acquired Cellular Business was RMB11.70 billion in 2002, 69.3% higher than the RMB6.91 billion in 2001, and net profit was RMB0.62 billion, 92.7% higher than the RMB0.32 billion in 2001. Taking into account the operating results of the acquired Cellular Business, the pro forma combined revenue was RMB50.24 billion in 2002, representing an increase of 41.3% from 2001, and the pro forma combined net profit was RMB4.99 billion in 2002, representing an increase of 10.5% from 2001.

The following table sets forth our asset-debt structure as of 31 December 2001 and as of December 31, 2002, before and after the acquisition of the cellular businesses in the nine provinces, municipalities and autonomous regions.

			As of December 31, 2002
		As of December 31, 2001	Before acquisition	After acquisition
		(RMB in million)

	Cash	43,335	18,151	19,259
	Total assets	127,905	122,583	149,223
	Total debts	65,394	55,769	82,409
Include:	Short-term interest-bearing debt	7,933	11,574	15,330
	Long-term interest-bearing debt	36,337	22,221	37,686
	Minority interests	829	566	566
	Shareholders’ equity	61,681	66,247	66,247
	Asset-to-debt ratio	51.1%	45.5%	55.2%

As of December 31, 2002, the cellular businesses of the nine provinces, municipalities and autonomous regions acquired by our company accounted for RMB30.21 billion in assets and RMB27.46 billion in liabilities. The asset-to-debt ratio of these businesses was 90.9%. After the acquisition, our consolidated assets increased from RMB127.90 billion as of December 31, 2001 to RMB149.22 billion as of December 31, 2002 and our consolidated liabilities increased from RMB65.39 billion as of December 31, 2001 to RMB82.41 billion as of December 31, 2002. Correspondingly, our asset-to-debt ratio after the acquisition rose from 51.1% as of the end of 2001 to 55.2% as of the end of 2002. Excluding the effects of this acquisition, our total assets as of the end of 2002 would have been RMB122.58 billion, total liabilities would have been RMB55.77 billion and the asset-to-debt ratio would have been 45.5%.

Our debt to capitalization ratio (long-term and short-term interest-bearing debts + minority shareholders’ equity/(long-term and short-term interest-bearing debts + minority shareholders’ equity + shareholders’ equity) as of December 31, 2002 was 44.7%, 2.5% higher than the 42.2% in 2001. The higher debt to capitalization ratio results from the additional debt taken after the above-mentioned acquisition. As of December 31, 2002, we had RMB19.26 billion in cash, of which 35.3% was in RMB, 49.3% was in U.S. dollars and 15.4% was in Hong Kong dollars. As of December 31, 2002, our short-term and long-term bank loans totaled RMB 53.02 billion, 19.8% higher than that of 2001. All bank loans are denominated in RMB with fixed interest rates, with annual interest rates ranging from 4.54% to 7.65%.

We anticipate that, with the addition of the Cellular Business of the nine provinces, municipalities and autonomous regions, our position and competitiveness in the domestic cellular telecommunications market in Mainland China will be further enhanced, which will in turn allow our company to realize greater efficiencies from the scale of our networks and increase investment returns to our shareholders.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2002, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in Appendix 14 to the Rule Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the articles of association of the Company.

FINAL DIVIDEND

The Board of Director recommends a final dividend of RMB0.1 per share, totaling RMB1,255,299,607.

The register of shareholders of the Company will be closed on 7 May 2003 and 9 May 2003, during which dates no transfers of shares in the Company will be effected. In order to quality for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registers Limited at 19th Floor, Rooms 1901-05 Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00pm on 6 May 2003.

ANNUAL REPORT

The Annual Report for the year 2002 containing all information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on both the Stock Exchange’s website (www.hkex.com.hk) and the Company’s website (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would like to caution readers about the forward-looking nature of some of the statements in this announcement. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications-related technologies and applications and other factors that will affect the execution of our business plans and strategies.